

June 28, 2012

Sen Yu International Holdings, Inc.
Zhenyu Shang, Chief Executive Officer
308 Baowei Road
6<sup>th</sup> Floor
Qianjin District
Jiamusi City, China 154002

      **Re:    Sen Yu International Holdings, Inc.
          Form 10-K for the fiscal year ended June 30, 2011
          Filed September 28, 2011
          File No. 000-12792**

Dear Shang:

      We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2011

Consolidated Financial Statements

Note 5. Advances to Suppliers, net And Performance Bond, F-16

1.  Please tell us what consideration you gave to presenting revenues on a net basis with respect to your agreement with Wang Da.  In your response, please separately address each of the indicators for Gross Revenue Reporting and each of the indicators for Net Revenue Reporting set forth in ASC 605-45-45.

Zhenyu Shang
Sen Yu International Holdings, Inc.
June 28, 2012
Page 2

Note 12. Stockholder's Equity, page F-23

Warrants, page F-24

2.  On page F-25, you indicate the fair value of outstanding warrants was $3,793,314 and $13,654,111 as of June 30, 2011 and 2010, respectively.  In this regard, please reconcile the change in the reported fair values on page F-25 to the $17,150,616 gain reflected on the face of your fiscal 2011 statement of operations.

Item 9B. Controls and Procedures, page 55

Management's Report on Internal Control over Financial Reporting, page 55

3.  While it appears that you have conducted an evaluation of internal control over financial reporting, you have not disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-K.  Please amend your filing within 10 business days to provide management's conclusion as to the effectiveness of your internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief